Exhibit 12-42

THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Twelve Months Ended December 31
(Millions of Dollars)	2011	2010	2009	2008	2007
Earnings:
Pretax earnings	702	707	604	517	466
Fixed Charges	297	328	348	324	319
Net earnings	999	1,035	952	841	785

Fixed Charges:
Interest expense	287	310	325	293	294
Adjustments	10	18	23	31	25
Fixed Charges	297	328	348	324	319

Ratio of earnings to fixed charges	3.36	3.16	2.74	2.60	2.46